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                           April 7, 2022

       Makoto Inoue
       Chief Executive Officer
       Orix Corporation
       World Trade Center Building
       2-4-1 Hamamatsu-cho, Minato-ku
       Tokyo 105-6135, Japan

                                                        Re: Orix Corporation
                                                            Form 20-F for the
fiscal period ending March 31, 2021
                                                            Filed June 29, 2021
                                                            File No. 001-14856

       Dear Mr. Inoue:

              We have reviewed your March 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 16, 2022 letter.

       Form 20-F for the Fiscal Period Ending March 31, 2021

       Allowance for doubtful receivables and probable loan losses and allowance for credit losses, page 63

   1.                                                   We note your response
to prior comment 2, including the provision benefit of    7,437 for
                                                        off-balance sheet
credit exposures. We also note on page F-28, that upon adoption of
                                                        ASU 2016-13, you
recognized a provision of    28,294 related to off-balance sheet credit
                                                        exposures such as
financial guarantees and loan commitments and as disclosed on page F-
                                                        133, as of March 31,
2021 the allowance for off-balance sheet credit exposure was
                                                        26,094. Please tell us
and revise your proposed disclosure to explain how you accounted for the provision
benefit of    7,437, considering also that total commercial commitments
                                                        as disclosed on page
105 of    1,272,096 increased from March 31, 2020.
 Makoto Inoue
Orix Corporation
April 7, 2022
Page 2
Note 11. Credit Quality of Financial Assets and the Allowance for Credit Losses, page F-65

2. We note your response to prior comment 3 and your enhanced proposed disclosure. In future filings, please also disaggregate your installment loan categories as present in your allowance for credit loss rollforward disclosed on page F-66 and your non-accrual loans disclosed on page F-72, consistent with the installment loan categories disclosed in Note.
         9 on page F-54 to provide investors with additional information concerning the credit quality of your loan and lease portfolio. Refer to ASC 325-20-50-4. Please provide us with your revised enhanced disclosure.


       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions.



FirstName LastNameMakoto Inoue                                 Sincerely,
Comapany NameOrix Corporation
                                                               Division of
Corporation Finance
April 7, 2022 Page 2                                           Office of
Finance
FirstName LastName